To:  All Marimba Employees
Re:  Voluntary Option Exchange Program

         As you heard from John earlier today at the all-hands meeting, we are very pleased to announce the voluntary option exchange program.

         Subject to certain conditions, this program will allow employees to cancel certain currently underwater options in exchange for new options at a specified exchange ratio. The new options will be granted at least six months and one day after the old option cancellation date, and will have the same vesting schedules as the corresponding old options.

         We will be posting disclosure information and a participation form for the exchange program on the HR intranet site under "option exchange", or you may click on this link ( ______________ ) to review and/or download the documents. You may also receive hard copies of the documents by requesting them from Julie Phan, our Stock Administrator.

         In order to participate in the exchange program, prior to May 25, 2001 at 5pm (PT), you must, complete, sign and fax or deliver back to Julie a copy of the participation form. Julie's fax number is 650-930-5605, and she is based in our Mountain View office.

         Please take the time to read the documents and then attend one of the information sessions that will be announced early next week. Should you have any questions in the meantime, feel free to contact either me or Julie.

         Regards,
         Jonathan

         Jonathan Schoonmaker
         Vice President, Human Resources
         Marimba, Inc.